UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-36838

Columbia Pipeline Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

5151 San Felipe Street Houston, Texas 77056 (713) 386-3701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this form)

2.45% Senior Notes Due 2018 3.30% Senior Notes Due 2020 4.50% Senior Notes Due 2025 5.80% Senior Notes Due 2045

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2016	COLUMBIA PIPELINE GROUP, INC.

	By:	/s/ Gabriel Nwuli
	Name:	Gabriel Nwuli
	Title:	Assistant Corporate Secretary